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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE TO
                            Tender Offer Statement
                      Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                                ---------------

                          Edgewater Technology, Inc.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ---------------

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                ---------------

                                  280358 10 2
                     (CUSIP Number of Class of Securities)

                                ---------------

                            Gordon Y. Allison, Esq.
                 Executive Vice President and General Counsel
                          Edgewater Technology, Inc.
                             302 East Millsap Road
                            Fayetteville, AR 72703
                                (501) 973-6084
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                  and Communications on Behalf of the Bidder)

                                ---------------

                                  Copies to:

                             Brian J. Lynch, Esq.
                             Gregg W. Corso, Esq.
                           Darren K. DeStefano, Esq.
                              Cooley Godward LLP
                              One Freedom Square
                              Reston Town Center
                              11951 Freedom Drive
                               Reston, VA 20190
                                (703) 456-8000

                                ---------------

                           CALCULATION OF FILING FEE

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
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
Transaction Valuation                                                              Amount of Filing Fee
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
$130,700,000                                                                             $26,140
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
 * Estimated for purposes of calculating the amount of filing fee only. The amount assumes (i) the purchase of 16,250,000 shares of common stock, par value $0.01 per share (the "Shares"), of Edgewater Technology, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated July 21, 2000 between the Company and EquiServe Trust Company, N.A., at a price per share of $8.00 in cash and (ii) the payment of up to $700,000 as consideration in respect of 408,000 Qualified Option Shares (as defined herein).

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid: None           Filing Party: N/A
                                         Date Filed: N/A
  Form or Registration No.: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]third-party tender offer subject to Rule 14d-1.

[X]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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  This Tender Offer Statement on Schedule TO relates to the self-tender offer by Edgewater Technology, Inc., a Delaware corporation (the "Company"), to purchase up to 16,250,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its outstanding common stock, par value $0.01 per share (the "Shares"), including the associated Preferred Stock Purchase Rights, at a purchase price of $8.00 per share, net to the seller in cash, subject to applicable withholding of taxes, without interest thereon, and, in addition, up to 408,000 Qualified Option shares (as defined in the Offer to Purchase) upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). All Shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of July 21, 2000 between the Company and EquiServe Trust Company, N.A., as rights agent, and, unless the context otherwise requires, all references to Shares include the associated preferred stock purchase rights. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

ITEMS 1-11.

  The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Schedule TO.

ITEM 12. EXHIBITS.

 (a)(1)(A) Offer to Purchase dated December 21, 2000.

 (a)(1)(B) Letter of Transmittal.

 (a)(1)(C) Notice of Guaranteed Delivery.

 (a)(1)(D) Letter from the Dealer Managers to Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees.

 (a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and Nominees.

 (a)(1)(F) Option Election Form and Related Instructions.

 (a)(1)(G) Memorandum to Holders of Options.

 (a)(1)(H) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.

 (a)(1)(I) Summary Advertisement to be published on December 22, 2000.

 (a)(1)(J) Press Release dated December 15, 2000 (incorporated by reference to
           Exhibit 99.1 of the Form 8-K filed by Edgewater Technology, Inc.
           with the Securities and Exchange Commission on December 15, 2000).

 (a)(1)(K) Press Release dated December 21, 2000 (incorporated by reference to
           Exhibit 99.1 of the Form 8-K filed by Edgewater Technology, Inc.
           with the Securities and Exchange Commission on December 21, 2000).

 (b)       Not applicable.

 (d)       Not applicable.

 (g)       Not applicable.

 (h)       Not applicable.
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ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

  Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2000
                                          EDGEWATER TECHNOLOGY, INC.

                                          By:   /s/ Clete T. Brewe____________ r
                                          Name: Clete T. Brewer
                                          Title: Chairman and Chief Executive
                                           Officer

                                 EXHIBIT INDEX

 EXHIBIT NO.

 (a)(1)(A)   Offer to Purchase dated December 21, 2000.

 (a)(1)(B)   Letter of Transmittal.

 (a)(1)(C)   Notice of Guaranteed Delivery.

 (a)(1)(D)   Letter from the Dealer Managers to Brokers, Dealers, Commercial
             Banks, Trust Companies and Nominees.

 (a)(1)(E)   Letter to clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees.

 (a)(1)(F)   Option Election Form and Related Instructions.

 (a)(1)(G)   Memorandum to Holders of Options.

 (a)(1)(H)   Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

 (a)(1)(I)   Summary Advertisement to be published on December 22, 2000.

 (a)(1)(J) Press Release dated December 15, 2000 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by Edgewater Technology,
             Inc. with the Securities and Exchange Commission on December 15,
             2000).

 (a)(1)(K) Press Release dated December 21, 2000 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by Edgewater Technology,
             Inc. with the Securities and Exchange Commission on December 21,
             2000).

 (b)         Not applicable.

 (d)         Not applicable.

 (g)         Not applicable.

 (h)         Not applicable.